                                MICROISLET, INC.
                        6370 NANCY RIDGE DRIVE, SUITE 112
                           SAN DIEGO, CALIFORNIA 92121
                              PHONE: (858) 657-0287
                               FAX: (858) 657-0288
                               WWW.MICROISLET.COM


June 30, 2005

VIA EDGAR AND FEDEX

--------------------------------------------------------------------------------
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 0407
450 Fifth Street, N.W.
Washington, D.C. 20549
--------------------------------------------------------------------------------

         Re: MicroIslet, Inc. - Form 10-KSB for the Fiscal Year Ended December 31, 2004 (File No. 0-27035)

Dear Mr. Rosenberg:

         We are responding to the comments in your letter to Mr. John F. Steel IV, Chairman and Chief Executive Officer, MicroIslet, Inc., dated April 29, 2005, concerning our Form 10-KSB for the Fiscal Year Ended December 31, 2004 (File No. 0-27035). We refer to such filing as the Form 10-KSB.

         Set forth below are our responses to the Staff's comments. For convenience, we have included each of the Comments in italicized text before the corresponding response. The Comments and our responses thereto are numbered to correspond with the paragraph numbers in the Staff's comment letter.

RESPONSES:

FINANCIAL STATEMENTS
--------------------

NOTE 4. LICENSE AGREEMENT, PAGE F-12
------------------------------------

     1. PROVIDE US YOUR JUSTIFICATION FOR NOT DISCLOSING ALL THE COLLABORATIONS DESCRIBED ON PAGES 3 AND 4 IN THE NOTES TO THE FINANCIAL STATEMENTS.

         Note 4 to the financial statements includes a discussion of our agreement with Duke University. Our license agreement with Duke grants to us an exclusive license to the technology enabling our primary product candidate. The agreement also provides for our issuance of securities and payment of royalties to Duke University on future commercial products contingent upon the occurrence of certain events. The agreement therefore establishes the foundation of our intellectual property portfolio and contains material financial obligations.

Mr. Jim B. Rosenberg
June 30, 2005
Page 2


         Unlike the Duke University agreement, our agreements with The Scripps Research Institute, the California National Primate Research Center and the University of Alberta are research collaboration agreements, under which we contract with those entities to conduct studies and trials on our technologies. We do not license any intellectual property from these institutions or have any material, long-term financial obligations to these institutions. We make payments to the entities for their actual costs and overhead. We therefore concluded that these agreements were entered into in the ordinary course of business, without a need for discussion in the notes to the financial statements.

         We will however provide additional disclosure of our research and collaboration agreements in the notes to the financial statements to be included in our Form 10-KSB for the fiscal year ending December 31, 2005.


NOTE 6. MERGER OF MICROISLET AND WHOLLY-OWNED SUBSIDIARY OF ALD, PAGE F-13
--------------------------------------------------------------------------

     2. WE NOTE THAT UNDER THE PRIVATE OFFERING COMPLETED ON APRIL 24, 2002, MICROISLET OF DELAWARE WAS OBLIGATED TO ISSUE ADDITIONAL SHARES TO THESE INVESTORS IF AT A FUTURE POINT IN TIME IT SOLD ANY SECURITIES FOR LESS THAN $6.00 PER SHARE. AS DISCLOSED IN NOTE 7, YOU SOLD 9.8 MILLION SHARES AT $1.30 PER SHARE IN MARCH 2004. PLEASE EXPLAIN TO US AND DISCLOSE HOW YOUR OBLIGATIONS UNDER THE PRIVATE OFFERING IN 2002 WERE AFFECTED BY THIS FINANCING IN 2004.

         Note 6 to the Financial Statements describes a private offering completed by MicroIslet of Delaware in April 2002. As described in Note 6, simultaneous with such financing, MicroIslet, Inc., a Nevada corporation then known as ALD Services, Inc. (which we refer to as the parent entity), acquired MicroIslet of Delaware in a reverse triangular merger through which MicroIslet of Delaware became a wholly-owned subsidiary of the parent entity. The parent entity did not assume any of MicroIslet of Delaware's obligations under the private offering agreements as a result of the merger.

         As disclosed on page 12 of the forepart of the Form 10-KSB, in November 2001, MicroIslet of Delaware sold 166,668 shares of its common stock at a price of $6.00 per share in a private offering, which raised gross proceeds of $1 million. This earlier private offering was arranged by the same placement agent that arranged the April 2002 private offering. Under the terms of this earlier private offering, the investors were granted the right to receive additional shares of common stock if MicroIslet of Delaware sells any securities for less than $6.00 per share. In the event of such a sale, these investors would be entitled to an additional number of shares equal to the number of additional shares they would have received had their initial investment been made at the lower price. These rights were not granted to the investors in the April 2002 private offering.

         Accordingly, Note 6 will be amended in a Form 10-KSB/A to be filed as soon as practicable following the date of this letter to remove the erroneous reference to these anti-dilution rights.

Mr. Jim B. Rosenberg
June 30, 2005
Page 3


         Supplementally, we advise you that the anti-dilution rights granted by MicroIslet of Delaware in the November 2001 private offering apply only to the future sales of securities by MicroIslet of Delaware, and not to sales of securities by the parent entity. Therefore, none of MicroIslet of Delaware's anti-dilution obligations were affected by the March 2004 financing or any other financings entered into by the parent entity since our acquisition of MicroIslet of Delaware.

         We also supplementally advise you that the private offering conducted after the merger that is also described in Note 6 did not contain an anti-dilution provision.


NOTE 7. RELATED PARTIES/ISSUANCE OF WARRANTS, PAGE F-14
-------------------------------------------------------

     3. WE UNDERSTAND THAT YOU ACCOUNTED FOR WARRANTS ISSUED IN SETTLEMENT OF LEGAL CLAIMS MADE BY CERTAIN PARTIES AS WARRANTS ISSUED FOR SERVICES RENDERED IN CONNECTION WITH THE PRIVATE PLACEMENT. PLEASE REFER US TO THE TECHNICAL GUIDANCE UPON WHICH YOU BASED YOUR ACCOUNTING FOR THESE TRANSACTIONS.

         Note 7 to the financial statements in the Form 10-KSB contains the following two paragraphs:

                  Following completion of this financing, we received a demand from a purported investor claiming that we had breached an agreement to sell $750,000 of securities to the purported investor. In April 2004, we settled this demand and a related claim by another investor through issuance of two warrants to purchase 150,000 shares each at an exercise price of $1.30 per share. These warrants are deemed issued for services rendered in connection with the private placement. The warrants were exercisable until July 30, 2004. As of December 31, 2004, warrants for 150,000 shares have been exercised and warrants for 150,000 shares have expired.

                  Also following completion of the private placement in March 2004, a placement agent engaged by the Company claimed that it was entitled to payment of a cash transaction fee and a warrant for services rendered in the private placement. Effective September 22, 2004, the Company settled this claim through the issuance of a warrant to purchase 60,000 shares at an exercise price of $1.30 per share. The warrant is exercisable until September 27, 2009. The warrant is deemed issued for services rendered in connection with the private placement.

         The first paragraph refers to warrants issued to SBI Brightline VII, LLC, which we refer to as SBI; and BetaDynamics, LLC, which we refer to as BetaDynamics. The second paragraph refers to a warrant issued to Alexander Dunham Securities, which we refer to as ADS.

Mr. Jim B. Rosenberg
June 30, 2005
Page 4

         To enhance our fundraising capabilities, we decided to use multiple, non-exclusive placement agents in connection with the financing which closed in March 2004. We refer to this financing as the Financing. SBI and its principals, many of whom were also affiliated with BetaDynamics, provided material services to us in connection with the Financing. These services included participating in the preliminary design of the terms of the transaction, allowing their names to be associated with the Financing, and responding to questions about the Financing from other investors. ADS was retained by us in February 2004 as a non-exclusive placement agent for the Financing. As a result of the material services provided by each of these entities and/or their principals, and as a result of explicit language in the settlement agreements with SBI and BetaDynamics stating that the warrants were issued for services rendered in connection with the Financing, we initially concluded that the issuances of warrants to these entities in satisfaction of their various claims associated with the Financing was an incremental cost directly attributable to the Financing. Accordingly, the fair value related to the issuance of these warrants was calculated using the Black-Scholes pricing model under FASB No. 123 and charged against the proceeds of the offering in accordance with Staff Accounting Bulletin Topic 5-A.

         In the course of responding to this comment, we reviewed the circumstances leading to the issuances of these warrants. We considered the following factors:

                  o While we had orally discussed with the principals of SBI and BetaDynamics an expectation that they would be compensated for their services in connection with the Financing, we did not have a written agreement with SBI, BetaDynamics or any of their principals concerning compensation for their services.

                  o The terms of the warrants issued to SBI and BetaDynamics were negotiated after completion of the Financing, and took into account, in addition to services performed by these entities and their principals, our rejection of subscriptions by certain investors associated with SBI and BetaDynamics as a result of the Financing being oversubscribed in relation to the available authorized shares of common stock.

                  o While we did have a written placement agent agreement with ADS, we initially concluded that no compensation was owed to ADS, since the two investors introduced by ADS initially declined to invest in the Financing, and agreed to invest only after they were reintroduced by another placement agent, which placement agent was compensated promptly following the Financing. Through negotiations that continued into September 2004, we were able to settle this claim through issuance of a two-year warrant for 60,000 shares at $1.30 per share.

         As a result of this review, we concluded that these warrants did not qualify as incremental costs directly related to the Financing as contemplated by Topic 5-A, and accordingly, the fair value of the warrants issued to each of these entities should have been recorded as general and administrative expenses for the periods in which the settlements were deemed to be both probable and reasonably estimable in accordance with Statement of Financial Accounting Standards No. 5, Accounting for Contingencies. We therefore intend to restate our financial statements for the fiscal year ended December 31, 2004, including the first and second quarters of such year, and for the quarter ended March 31, 2005. We plan to file an amended Form 10-KSB for the year ended December 31, 2004, which will present restated audited financial statements for the year ended December 31, 2004. We also plan to file an amended Form 10-QSB for the quarter ended March 31, 2005, which will present restated unaudited financial statements for the three month periods ended March 31, 2004 and 2005. In addition, we will restate our interim financial information for the three and six month periods ended June 30, 2004, and the nine month period ended September 30, 2004, respectively, on a prospective basis in our quarterly reports on Form 10-QSB for the quarterly periods ending June 30, 2005 and September 30, 2005, respectively.

Mr. Jim B. Rosenberg
June 30, 2005
Page 5

         On June 28, 2005, we filed a Form 8-K containing disclosure in Item
         4.02 concerning non-reliance on previously issued financial statements, and issued a related press release.

REQUEST FOR ACKNOWLEDGEMENT
---------------------------

         In connection with this response, we hereby acknowledge that:

         o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

         o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         If you have any questions, please contact me at (858) 657-0287.

                                            Very truly yours,

                                            /s/ William G. Kachioff

                                            William G. Kachioff
                                            Vice President,
                                            Finance and Chief Financial Officer


cc:      John F. Steel IV
         Sheppard, Mullin, Richter & Hampton LLP
         Deloitte & Touche LLP